CityFreighter Inc.



Clean Urban Logistic Solutions

ANNUAL REPORT 2019

CityFreighter INC.
414 Olive Street,
Santa Barbara, CA 93101

(805) 403 - 0356
www.cityfreighter.com

This Annual Report is dated May 25, 2019.

BUSINESS

Cityfreighter Inc., a Delaware corporation formed in June 2018, is developing medium-duty electric trucks for the last mile, mainly targeting large fleet operators

Previous Offerings

We started a campaign on September 8, 2018 to sell common stock in exchange for $10 per share under Regulation Crowdfunding. The campaign finishes in 2019.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2018 – <u>First Year of Business</u>
The company has been incorporated in 2018, no 2017 operations

Operating Results

Year End December 31, 2018

From January 1, 2018 to December 31, 2018, CityFreighter INC. has not generated any revenues.

Revenue
Revenue for fiscal year 2018 was $0.

Cost of Sales
Cost of sales in 2018 was $0

Gross Margins
Gross margins in 2018 was $0.

Expenses
The company had expenses of $51,725. The Company's expenses for the year 2018 include legal, R&D, travel, and utility expenses.

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $3.636 The Company intends to raise additional funds through a Regulation Crowdfunding.

Debt

As of December 31, 2018, CityFreighter INC. has $ 0 of debt.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Michael Schoening, President
Joe Storment, Secretary

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Michael Schoening	319,000 shares		73.10%

RELATED PARTY TRANSACTIONS

None

OUR SECURITIES

Our authorized capital stock consists of 20,000,000 shares of common stock, par value $0.000010 per share. As of December 31, 2018, 436,400 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 25, 2019.

Cityfreighter INC.



By

_____
            Michael Schoening

        Title: President

Exhibit A

FINANCIAL STATEMENTS

City Freighter Inc.
Balance Sheet
For the Period Ended
December 31 2018

Assets	
Current assets:	**2018**
Cash	-
Inventories	33545
Accounts receivable	-
Bank Balance	-
Other	-
Total current assets	
Fixed assets:	**2018**
Fixtures and Furniture	-
Equipments	-
Other investments	-
Total fixed assets	
Other assets:	**2018**
Goodwill	-
Total other assets	
Total assets	**33545**
Liabilities and owner's equity	
Current liabilities:	**2018**
Accounts payable	100
Accrued wages	-
Other	-
Total current liabilities	100
Long-term liabilities:	**2018**
Mortgage payable	-
Total long-term liabilities	
Owner's equity:	**2018**
Capital and Shares Authorized	65237
Startengine Campaign Revenue Shares	53478
Loss for the Year	-31792
Total owner's equity	86923
Total liabilities and owner's equity	**87023**

City Freighter Inc.
Income Statement
For the Period Ended December 31, 2018

Revenue

Gross Revenue	-	
Total Revenue		-

Cost of Goods Sold

Cost of Goods Sold		33,545.00
Gross Profit (Loss)		**(33,545.00)**

Expenses

Utility Expense	1,367.00	
Office Supplies Expense	1,400.00	
Advertising Expense	16,387.00	
Traveling Expense	9,974.00	
Meals And Entertainments	1,103.00	
Insurance Expense	6,390.00	
Rent or Lease Expense	3,178.00	
Bank Charges	1,583.00	
Telephone Expense	1,030.00	
Wages Expense	7,745.00	
Other Expenses	1,568.00	
Total Expenses		**51,725.00**
Net Operating Income/Loss		**(85,270.00)**

* This document shows the profit and loss statement of "City Freighter Inc." for year ended December 31, 2018.
* All material transactions have been taken into consideration in preparing this document.
* Materiality level has been set at 1% of total assests.
* This doscument has been solely prepared for the use of "City Freighter Inc", the misuse of this document by an unauthorized individual will be held responsible accordingly.

CERTIFICATION

I, Michael Schoening, President of CityFreighter INC., hereby certify that the financial statements of CityFreighter INC. included in this Report are true and complete in all material respects.



_____
President and Executive Officer